

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Donald A. Merril
Executive Vice President and Chief Financial Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, TX 77494

>   **Re: U.S. Silica Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed February 25, 2020**
>   **File No. 001-35416**

Dear Mr. Merril:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation